Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Cytori Therapeutics, Inc.:

We consent to the use of our reports with respect to the consolidated financial statements, the accompanying schedule of valuation and qualifying accounts and the effectiveness of internal control over financial reporting incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated March 11, 2016 contains an explanatory paragraph that states that the Company’s recurring losses from operations, and liquidity position raises substantial doubt about its ability to continue as a going concern.  The consolidated financial statements and financial statement schedule do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

San Diego, California
May 25, 2016